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SEC FILE NUMBER
8-69682

SEC Mail Processing

MAR 04 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Arena Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

405 Lexington Avenue, 59th Floor
(No. and Street)

New York	NY	10174
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Sealy NOTE- NOTE- This is the public report.	212-257-4175	psealy@arenaco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower, LLC
(Name – if individual, state last, first, and middle name)

517 Route One, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

09/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Paul Sealy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Arena Financial Services, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Financial and Operations Principal

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ARENA FINANCIAL SERVICES, LLC

(A Delaware Limited Liability Company)

Financial Statements as of and for the year ended December 31, 2021, and
Report of Independent Registered Public Accountant Firm

Public Document

ARENA FINANCIAL SERVICES, LLC
(A Delaware Limited Liability Company)
TABLE OF CONTENTS

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Arena Financial Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arena Financial Services, LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2022

ARENA FINANCIAL SERVICES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

Assets		
Cash	$	815,323
Prepaid expenses		11,699
Total assets	$	827,022
Liabilities		
Accounts payable and accrued liabilities	$	710,525
Due to affiliate		89,725
Total liabilities		800,250
Member's Capital		
Member's capital - issued and outstanding		3,462,100
Accumulated deficit		(3,435,328)
Total member's capital		26,772
Total liabilities and member's capital	$	827,022

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Arena Financial Services, LLC (the "Company"), a Delaware Limited Liability Company, was formed on June 4, 2015, and commenced operations on August 31, 2015. The Company's principal office is located at 405 Lexington Avenue, 59th Floor, New York, New York.

The Company is wholly-owned by Arena Investors Group Holdings, LLC ("AIGH"), formerly known as Westaim Arena Holdings II, LLC. AIGH is a wholly-owned subsidiary of The Westaim Corporation of America ("WCA"), a wholly-owned Delaware subsidiary of The Westaim Corporation ("Westaim"). Westaim is a Canadian company specializing in providing long-term capital to businesses operating primarily within the global financial services industry. Westaim's common shares are traded on the Canadian TSX Venture Exchange (the "TSXV") under the symbol WED. The parent company, AIGH, intends to continue to provide financial support to allow the Company to meet its liabilities.

Arena Financial Services, LLC is a registered broker dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was accepted as a registered broker dealer by FINRA on October 12, 2016. The Company is registered to conduct activities as a finder of investors to invest in private placements for funds advised by an affiliate of the Company, Arena Investors, LP ("AI"). AI is a registered investment adviser with the SEC. Activities in which the Company intends to engage involve securities that are not registered with SEC pursuant to the Securities Act of 1933 and that are eligible for the exemptions offered under Regulation D.

Capitalized terms used, but not defined herein, shall have the meaning assigned to them in the Company's limited liability agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used to prepare these financial statements are as follows:

Basis of preparation

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and are stated in United States dollars.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in member's capital during the reporting period. Actual results could differ from these estimates.

Cash

Cash includes cash held at bank. Cash equivalents are short term, highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and which are subject to insignificant changes in value. As of December 31, 2021, the Company held no cash equivalents. The Company custodies cash with one major financial institution (the "Custodian") which at times may exceed insured limits.

Revenue recognition

Commissions and fee revenue are recognized in the periods during which the related services are performed and the amounts have been contractually earned. The Company has not placed any clients as of December 31, 2021 and recognized no revenue. Effective January 1, 2018, the Company enacted Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers (Topic 606)" which did not have a material impact on the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

AIGH is considered a partnership for United States federal income tax purposes. AIGH is not subject to United States federal income tax at the entity level. Each member is individually liable for its distributable share of all items of income, gain, loss, and deduction for such taxable year of the AIGH. A member must take such items into account even if AIGH does not distribute cash or other property to the member during the member's taxable year.

As a single member limited liability company, the Company is considered similar to a corporate division and recognizes an allocation of income taxes in its financial statements based on its allocation of AIGH's total tax expense / (benefit). The Company shall pay or receive its share of the aggregate tax allocation in a given year based on the taxable income or loss of the Company as compared to AIGH's total taxable income or loss.

As of December 31, 2021, the Company's allocated share of net operating loss carryforwards resulted in a deferred tax asset of $13,841 that will begin to expire after 2036. In addition, the Company's allocable share of other tax adjustments related to the deferred tax asset amounted to a reduction of $2,240, for a total deferred tax asset of $11,601. The Company considered all available positive and negative evidence, including recent operating results, projected future taxable income, the 15 year amortization period of the tax basis of its organization costs, and the 20 year carry forward period for the net operating loss related to New York City in evaluating whether the Company should establish a valuation allowance for the deferred tax asset. A significant piece of objective negative evidence evaluated was the cumulative loss incurred by the Company. Such objective evidence limits the ability to consider other subjective evidence, such as management's projections for future growth. On the basis of this evaluation, management determined that a full valuation allowance of $11,601 would be recorded against the total deferred tax asset. However, the amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are increased or if cumulative losses are no longer present whereby additional weight would be given to subjective evidence such as management's projections for future growth. For the year ended December 31, 2021, the Company did not have any current or deferred income tax expense.

3. RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with its affiliate, Arena Management Co., LLC ("AMC"), from which it receives shared personnel and operating services. AMC pays certain expenses in line with the expense sharing agreement and is reimbursed by the Company based on their allocable share. The Company is charged for these services based upon (a) actual costs incurred when attributed directly to the Company (direct expenses), (b) an allocation of general office space, overhead, and non-employee resources based on the percentage of space used for the period incurred (shared expenses), and (c) salaries and benefits based on the percentage of time spent for direct employees that are shared between the Company and AMC (salaries and benefits of shared employees).

For the year ended December 31, 2021, the Company incurred $110,743 towards direct and shared expenses and $216,249 towards salaries and benefits of shared employees. As of December 31, 2021, the direct and shared expenses and salaries and benefits of shared employees payable to AMC were $36,215 and $53,510 respectively, included in "due to affiliate" on the statement of financial condition.

4. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 15 to 1. Under this rule, the Company is required to maintain net capital equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness. Aggregate indebtedness excludes a discretionary liability for discretionary bonus accruals in the amount of $687,500 as of December 31, 2021. At December 31, 2021, the Company had net capital after deduction for non-allowable assets of $15,073, which was $7,556 in excess of its minimum required net capital of $7,517. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 7.48 to 1.

5. MEMBER'S CAPITAL

The Company's authorized member's capital consists of an unlimited number of membership interests. Changes to the Company's membership interests are as follows:

Membership Interests	Number	Capital
Opening balance	138,710	$1,387,100
Issued	207,500	2,075,000
Ending balance	346,210	$3,462,100

All the issued and outstanding membership interests of the Company are held by AIGH.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company may be involved in legal matters that arise from time to time in the ordinary course of the Company's business. At this time, the Company is not aware of any legal matters of this type that are believed to be material to the Company's results of operations, liquidity or financial condition.

7. INDEMNIFICATIONS

In the normal course of business, the Company enters or may enter into contracts which provide a variety of general indemnifications. The Company's maximum exposure under these indemnifications is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management expects that the risk of material loss associated with such indemnifications to be remote. Therefore, the Company has not accrued any liability with such indemnifications.

8. SUBSEQUENT EVENTS

On February 17, 2022, AIGH subscribed an additional $750,000 of equity capital to the Company.

Management has evaluated subsequent events through the date that the financial statements were issued and has not identified any additional events that require adjustments or disclosures in these financial statements.